Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

of Harte-Hanks, Inc. and subsidiaries:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Harte-Hanks, Inc. and subsidiaries of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and stockholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Harte-Hanks, Inc. and subsidiaries.

/s/ KPMG LLP

San Antonio, Texas

May 11, 2009